# Hilton Group plc



## DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):



| *DIRECTOR* | *NO. OF SHARES PURCHASED (NOTE 1)* | *NO. OF BONUS SHARES AWARDED (NOTE 2)* | *CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES* |
|---|---|---|---|
| DAVID MICHELS | 28 | 14 | 2,204 |
| BRIAN WALLACE | 28 | 14 | 2,204 |
| CHRISTOPHER BELL | 28 | 14 | 2,204 |

**NOTES:**

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 SEPTEMBER 2004 AT 270.75P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.



dlw 9/27